Fax

RECEIVED
2004 JUL 30 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax: 020 7887 0001

04035860

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	29 July 2004
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

SUPPL

Please find attached an announcement that was made on the London Stock Exchange today

Regards

Kerin Williams
Deputy Company Secretary

PROCESSED
JUL 30 2004
THOMSON FINANCIAL

LIBERTY
INTERNATIONAL

July 2004, 29

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Directors' Shareholdings".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

Liberty International PLC
Directors' Shareholdings

1	Name of company:	Liberty International PLC
2	Name of director:	Mrs Lesley James
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	Mrs Lesley James
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Purchase of shares
7	Number of shares/amount of stock acquired:	6,500 shares
8	Percentage of issued class:	0.002%
9	Class of security:	Ordinary Shares
10	Price per share:	788p
11	Date of transaction:	28 July 2004
12	Date company informed:	29 July 2004
13	Total holding following this notification:	6,500
14	Total percentage holding of issued class following this notification:	0.002%
15	Contact name for queries:	Kerin Williams 020 7887 7018
16	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary

Date of Notification: 29 July 2004

Fax

LIBERTY INTERNATIONAL

RECEIVED
2004 JUL 30 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	29 July 2004
Pages:	5		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached announcements that were made on the London Stock Exchange yesterday

Regards

Kerin Williams
Deputy Company Secretary

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1 0BU
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk

LIBERTY
INTERNATIONAL

July 2004, 29

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Notification of Interests of Directors and Connected Persons" and "Disclosure under rule 3 of the rules governing substantial acquisitions of shares (SARs) by the Donald Gordon Family Interests".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs") BY THE DONALD GORDON FAMILY INTERESTS

	Date of disclosure:	28 July 2004
	Date of acquisition:	27 July 2004
	Acquisition in:	Liberty International PLC
(1)	Class of voting shares:	Ordinary shares of 50p each
	Number of shares/rights acquired :	195,000
(2)	Resultant total holding of the Donald Gordon Family Interests of voting shares (and % of total voting shares in issue):	70,850,613 (22.02%)
(3)	Party making disclosure:	Donald Gordon on behalf of the Donald Gordon Family Interests.
(4)	(a) Name of person acquiring shares or rights over shares as disclosed in (1) above:	Donald Gordon
	(b) Names of any other persons acting by agreement or understanding (see SAR 5):	Mrs P Gordon Mr R M Gordon Mr G J Gordon Mrs W D Appelbaum The Donald Gordon Foundation

The above parties comprise the Donald Gordon Family Interests

For and on behalf of the party named in (3) above:	Kerin Williams Deputy Company Secretary Liberty International PLC
Telephone and extension number:	020 7887 7108

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company
Liberty International PLC

2. Name of director
Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Beneficial and non-beneficial interests of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

a) HSBC Global Custody
b) Mr D Gordon
c) HSBC Global Custody
d) HSBC Global Custody
e) Mr D Gordon
f) Mr D Gordon

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
Purchase of Shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
a) 219,000	a) 0.068%		
b) 159,847	b) 0.05%		
c) 50,000	c) 0.015%		
d) 50,000	d) 0.015%		
e) 69,988	c) 0.022%		
f) 195,000	f) 0.061%		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary Shares	a) 789p	a) 22 July 2004	
	b) R88.35	b) 22 July 2004	
	c) 785p	c) 23 July 2004	28 July 2004
	d) 782p	d) 26 July 2004	
	e) R89.14	e) 26 July 2004	
	f) R89.90	f) 27 July 2004	

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

38,303,196	11.91 %

Any additional information

Name of contact and telephone number for queries
Kerin Williams 020 7887 7108

25. Name and signature of authorised company official responsible for making this notification
Kerin Williams, Deputy Company Secretary
Date of notification 28.07.04